UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated October 2, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: October 3, 2006	By: /s/ Kim Cassell Kim Casswell, Corporate Secretary

October 2, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Completes Acquisition of Cerro Jumil Gold Property;
Increases Land Holdings by 80%

Denver, Colorado: Esperanza Silver Corporation (“Esperanza” or “the Company”) announced today that it has reached agreement with Recursos Cruz del Sur S.A. de C.V. (“RCS”) to amend its existing agreement to allow for the early exercise of its option to purchase the Cerro Jumil gold property in Morelos State, Mexico. Esperanza will pay CDN$417,375 in cash and issue 500,000 common shares of the Company to RCS. Under the original terms, Esperanza had remaining payments of US$ 25,000 due on May 7, 2007 and US$1,895,000 due on May 7, 2008. RCS will maintain a 3% net smelter return royalty on production from the property.

The revised agreement is subject to regulatory approval and final registration of title. Esperanza will also reimburse RCS for any costs it may be subject to as a result of the transaction.

Esperanza has also applied for 1,359 hectares of new mining concessions in promising mineralized areas adjacent to the existing claims. Upon the granting of final title, this will result in a total of 3,066 hectares controlled by Esperanza in the Cerro Jumil area, an increase of 80%.

Cerro Jumil is the Company’s 100% controlled gold project in southern Mexico. To date over 5,000 meters of diamond core drilling has been completed outlining two major zones of gold mineralization. These include the West and Southeast Zones which extends for over 200 and 600 meters respectively. Both are open along their northern and southern extensions and to depth. The Company has recently contracted a drill rig and anticipates the start of a new drilling program in the fourth quarter.i

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

Safe Harbor

Some statements in this presentation are forward looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to completing the revised Cerro Jumil agreement and commencing the drilling program on the property. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially from those expected. .

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver. com

The TSX Venture Exchange does not accept
responsibility for the adequacy or accuracy of this news release

 William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QCProtocols.asp.